

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51527



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P. R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1936 Weddington Road
(No. and Street)

Matthews	NC	28104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra A. Gilboy (704) 844-8665
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Odom PLLC
(Name — *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516, Charlotte, NC 28211
(Address) (City) (State) Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra A. Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. Gilboy & Associates, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

North Carolina
Mecklenburg County

Debra A Gilboy
Signature

Treasurer
Title

Cynthia P. Hann
Notary Public

I, Cynthia P. Hann, a Notary Public for said County & State, do hereby certify that Debra A Gilboy personally appeared before me this day & acknowledged the due execution of the foregoing instrument. Witness my hand & official seal, this the 22ND day of February, 2002.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 4 2002
143
WASH., D.C.
SECTION

P. R. GILBOY & ASSOCIATES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

TABLE OF CONTENTS

Page No.

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTAL REPORT ON INTERNAL CONTROL 9

SUPPLEMENTAL SCHEDULES

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 11

Computation of Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission 12

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission 13



DIXON ODOM PLLC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 9 to 13, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Odom PLLC

January 24, 2002

A member of
Moores Rowland International



An association of independent accounting firms throughout the world.

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash	$	112,862
Cash held by clearing agent		100,120
Investment in securities:		
Marketable, at market value		847,038
Not readily marketable, at estimated fair value		46,100
Bond trading account		725,280
Property and equipment, net		34,757
Security deposit		1,673
	$	1,867,830

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	4,272
Accrued retirement plan contribution		34,828
Bond trading liability		725,280
TOTAL LIABILITIES		764,380
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized – 100,000 shares		
Issued and outstanding – 1,000 shares		1,000
Additional paid-in capital		741,212
Retained earnings		361,238
		1,103,450
	$	1,867,830

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2001

INCOME		
Trading profits	$	594,481
Unrealized losses on investment in securities		(236,737)
Interest and dividends		96,651
Other		3,353
TOTAL INCOME		457,748
EXPENSES		
Employee compensation and benefits		409,023
Communications and data processing		45,888
Occupancy		22,129
Travel, entertainment and meals		13,716
Other operating expenses		178,209
TOTAL EXPENSES		668,965
NET LOSS	$	(211,217)

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2000	$ 1,000	$ 741,212	$ 572,455	$ 1,314,667
Net loss	–	–	(211,217)	(211,217)
Balances, December 31, 2001	$ 1,000	$ 741,212	$ 361,238	$ 1,103,450

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTVITIES		
Net loss	$	(211,217)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		4,825
Unrealized losses on investment in securities		236,737
Changes in operating assets and liabilities:		
Increase in cash held by clearing agent		(120)
Decrease in accounts payable		(25,051)
Increase in accrued retirement plan contribution		34,828
NET CASH PROVIDED BY OPERATING ACTIVITIES		40,002
CASH FLOWS FROM INVESTING ACTIVITIES		
Equipment purchases		(172)
NET INCREASE IN CASH		39,830
CASH, BEGINNING		73,032
CASH, ENDING	$	112,862

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in Weddington, North Carolina buying and selling fixed-income securities, primarily to institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

Securities Transactions

Securities transactions and related gains and losses were recorded on a trade-date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. The investment in the common stock of one company constitutes 78% of the total investment in securities.

Property and Equipment

Depreciation is provided on a straight-line basis using estimated useful lives which range from five to seven years.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no Federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for Federal or state income taxes.

Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. These accounting principles require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule which requires the maintenance of minimum net capital. The Company does not carry customer accounts and therefore is required to have minimum net capital (as defined) of $100,000. Net capital at December 31, 2001 was $766,655.

NOTE C – BOND TRADING ACCOUNT

Bonds purchased and sold through a trading account with one clearinghouse. The bonds are carried at cost and are offset by a corresponding trading liability. The bond trading liability is collateralized by all assets of the Company.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2001 property and equipment consist of the following:

Office equipment	$	10,373
Vehicle		32,290
		42,663
Less accumulated depreciation		7,906
	$	34,757

NOTE E – LEASE OBLIGATION

The Company occupies office space pursuant to a five-year operating lease agreement. Future minimum rental payments due under this lease at December 31, 2001 are as follows:

Year Ending December 31,		
2002	$	21,243
2003		21,881
2004		22,537
2005		1,883
	$	67,544

Rental expense for the year ended December 31, 2001 was $20,616.

NOTE F – RETIREMENT PLAN

After a full year of employment, employees are eligible for employer contributions to the Company's SEP retirement plan. Contributions for the year ended December 31, 2001 were $34,828.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

SUPPLEMENTAL SCHEDULES



DIXON ODOM PLLC

Certified Public Accountants and Consultants

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A member of
Moores Rowland International


mri

An association of independent accounting firms throughout the world.

6525 Morrison Boulevard
Suite 516
Charlotte, NC 28211-3563
704-364-5414, Fax 704-364-8422

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deifer Olsen PLLC

January 24, 2002

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Total stockholders' equity	$	1,103,450
Deductions and/or changes		
Nonallowable assets:		
Securities not readily marketable		46,100
Property and equipment, net		34,757
Security deposit		1,673
		82,530
Net capital before haircuts on securities positions		1,020,920
Haircuts on securities:		
Trading and investment securities		165,519
Undue concentration		88,746
		254,265
Net Capital	$	766,655
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	39,100
Minimum net capital requirement	$	100,000
Excess net capital at 1500%	$	666,655
Excess net capital at 1000%	$	762,745
Ratio of aggregate indebtedness to net capital		.997 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):		
Net capital as reported in Part II of FOCUS report	$	766,655
Audit adjustments		–
Net capital per above	$	766,655

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2001 or at any time during the year from January 1, 2001 through December 31, 2001 and is therefore exempt from this computation requirement.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2001 or at any time during the year from January 1, 2001 through December 31, 2001 and this requirement for information is therefore not applicable.